SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

#

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS

TOGETHER WITH REPORTS OF

INDEPENDENT PUBLIC ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2002, DECEMBER 31, 2001

AND DECEMBER 31, 2000

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Income Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

Notes		Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net sales	6	4,929,824	4,344,896	3,684,723

Cost of sales	7	(2,989,193)	(2,727,437)	(2,286,426)
		-------------------	---------------------	---------------------
Gross margin		1,940,631	1,617,459	1,398,297

Operating expenses	7	(790,115)	(785,429)	(766,016)
		--------------------	---------------------	---------------------
Operating profit		1,150,516	832,030	632,281

Non-operating items
Interest and other financial income	8	266,454	316,616	227,125
Interest and other financial expenses	9	(848,132)	(694,546)	(716,665)
		--------------------	--------------------	--------------------
Profit before taxation		568,838	454,100	142,741

Taxation charge	10	(222,362)	(26,879)	(33,354)
		-------------------	--------------------	--------------------
Net profit for the year		346,476	427,221	109,387
		===========	============	============

The accompanying notes are an integral part of these

consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Balance Sheets

as at December 31, 2002 and December 31, 2001

(in thousands of PLN)

	Notes	As at December 31, 2002	As at December 31, 2001
Current assets
Cash and cash equivalents	26	54,412	36,511
Short-term investments and other financial assets	11	12,143	98,278
Debtors and prepayments	12	620,749	538,822
Inventory	13	234,545	167,114
		----------------	----------------
		921,849	840,725
Long-term assets
Property, plant and equipment	14	3,438,686	3,783,810
Intangible fixed assets	15	2,651,130	2,412,810
Financial assets	16	171,288	105,985
Deferred costs and other long-term assets	17	82,091	74,123
		--------------------	--------------------
		6,343,195	6,376,728
		--------------------	--------------------
Total assets		7,265,044	7,217,453
		===========	===========
Current liabilities
Accounts payable	18	285,277	286,621
Amounts due to State Treasury	18	57,756	46,184
Interest-bearing liabilities	18	121,122	190,429
Accruals	20	185,569	123,686
Deferred income and other liabilities	18	224,358	224,260
		-----------------	-----------------
		874,082	871,180
Long-term liabilities
Interest-bearing liabilities	19	4,583,365	5,083,933
Non-interest-bearing liabilities	19	165,159	193,822
Deferred tax liability	10	268,171	52,121
Provisions for liabilities and charges	20	21,740	20,652
		-------------------	-------------------
		5,038,435	5,350,528
		-------------------	-------------------
Total liabilities		5,912,517	6,221,708
		-------------------	-------------------
Capital and reserves	21
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(86,649)	(96,955)
Accumulated profit		558,422	211,946
		-------------------	--------------------
		1,352,527	995,745
		--------------------	--------------------
Total equity and liabilities		7,265,044	7,217,453
		===========	===========

The accompanying notes are an integral part of these

 consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	568,838	454,100	142,741
Adjustments for:
Depreciation and amortization	909,983	850,572	519,705
Charge to provision and write-offs of doubtful debtors	29,224	67,626	146,624
Charge to provision for inventory	7,333	11,151	7,082
Other provisions long-term	1,089	7,744	9,144
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	1 45,394	(91,609)	(92,207)
(Gain)/loss on disposal of tangibles and intangibles	10,804	(1,582)	8,664
Interest expense, net	436,283	469,539	501,580
	--------------------	--------------------	--------------------
Operating cash flows before working capital changes	2,108,948	1,767,541	1,243,333

(Increase)/decrease in inventory	(74,764)	31,025	(32,392)
Increase in debtors, prepayments and deferred cost	(101,165)	(129,383)	(104,527)
Increase/(decrease) in trade payables and accruals	90,529	24,560	20,142
	------------------	------------------	-------------------
Cash from operations	2,023,548	1,693,743	1,126,556

Interest paid	(482,978)	(450,820)	(453,183)
Interest received	17,182	15,213	38,005
Income taxes paid	(1,618)	(1,325)	(4,451)
Realization of financial instruments	(32,973)	(94,411)	(22,011)
	-----------------	-----------------	------------------
Net cash from operating activities	1,523,161	1,162,400	684,916

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(257,314)	(1,372,058)	(329,064)
Purchases of tangible fixed assets	(379,923)	(1,128,118)	(1,434,875)
Proceeds from short-term investments	91,456	199,699	193,959
Proceeds from sale of equipment and intangibles	18,344	25,250	14,905
	------------------	------------------	-------------------
Net cash used in investing activities	(527,437)	(2,275,227)	(1,555,075)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(322,201)	1,288,594	-
Repayment of Loan Facility	-	(836,158)	(248,643)
(Redemption of)/proceeds from the Notes	(655,622)	704,141	-
Net change in overdraft facility	12	(36,342)	36,342
Additional paid-in capital, net	-	-	16,827
	-----------------	-----------------	-------------------
Net cash (used in)/from financing activities	(977,811)	1,120,235	(195,474)

Net (decrease)/increase in cash and cash equivalents	17,913	7,408	(1,065,633)

Effect of foreign exchange changes on cash and cash equivalents	(12)	(362)	(411)

Cash and cash equivalents at beginning of period	36,511	29,465	1,095,509
	-----------------	-----------------	------------------
Cash and cash equivalents at end of period	54,412	36,511	29,465
	==========	==========	===========

The accompanying notes are an integral part of these

 consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Changes in Equity

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2000 (restated)	471,000	-	-	(303,194)	167,806

Additional paid-in capital	-	409,754	-	-	409,754

Net profit for the period	-	-	-	109,387	109,387
	---------------	---------------	---------------	---------------	---------------
Balance as at December 31, 2000 (restated)	471,000	409,754	-	(193,807)*	686,947
	=========	=========	=========	=========	=========

Balance as at January 1, 2001	471,000	409,754	-	(193,807)*	686,947

Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value losses on cash flow hedge, net of tax	-	-	(96,955)	-	(96,955)

Net profit for the period	-	-	-	427,221	427,221
	----------------	----------------	---------------	----------------	-----------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	==========	=========	=========	==========

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value loss, net of tax	-	-	(17,717)	-	(17,717)

reclassified and reported in net profit	-	-	30,210	-	30,210

deferred tax on reclassified item	-	-	(8,459)	-	(8,459)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	346,476	346,476
	----------------	----------------	---------------	---------------	--------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	==========	==========	=========	=========	============

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3.1).

The accompanying notes are an integral part of these

consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented in 2004 (see Notes 2, 3.5 and 15).

The principal activities of the Company are not seasonal or cyclical.

Authorization of the consolidated financial statements

These consolidated financial statements have been issued by the Board of Directors on February 7, 2003.

2.

Significant events in the year 2002

On April 24, 2002 the Company received a decision from the President of Office for Telecommunication and Post Regulation (“OTPR”) confirming the postponement of the UMTS services launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not earlier than on January 1, 2004 and not later than on January 1, 2005.

Following amendments to the Bank Credit Facilities (signed in May 2002 and allowing the Company to use the facilities for redemption of part of the Notes) on June 18, 2002 the General Shareholders’ Assembly accepted a plan to redeem part of the Notes. In August 2002 the Company called part of its 10 ¾% Notes and repurchased part of its EUR 11 ¼% Notes and part of 10 ⅞% Notes (see Note 19a).

On October 23, 2002 the Antimonopoly Court rejected the claim of Telekomunikacja Polska S.A. (“TP SA”) (Polish biggest fixed line operator) against OTPR’s decision from May 28, 2001 on setting rates paid to the Company from international calls going through TP SA’s network and terminating in the Company’s network (see also Note 4) ..

On November 30, 2002 the Polish Parliament issued an act increasing corporate income tax rates from 24 and 22 percent for 2003 and the consecutive years, respectively to 27 percent. The change caused an increase in net deferred tax liability decreasing net income for the year ended December 31, 2002.

On November 30, 2001, the President of OTPR issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TP SA appealed this decision to the Antimonopoly Court. On November 6, 2002 the Antimonopoly Court upheld TP SA’s appeal stating that the justification for the new level of rates set by OTPR was insufficiently detailed. From November 6, 2002 the Company used the rates effective before November 30, 2001.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

2.

Significant events in the year 2002 (cont.)

On December 24, 2002 the Company signed an annex to interconnect agreement with TP SA, which contractually lowered mobile to fixed interconnect rates by over 60%. The lowered rates were effective from January 1, 2002.

The annex also set reductions in TP SA’s fixed to mobile tariffs and set reduction of rates for TP SA’s clients calling to the Company’s network to be effected in 2003.

All the effects of changes in interconnect rates were accounted for in the accompanying financial statements.

3.

Principal Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current event and actions, actual results ultimately may differ from these estimates.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the years ended December 31, 2002, 2001 and 2000 have been presented in Note 29 to these consolidated financial statements.

The IFRS rules that were mandatory as at December 31, 2002 were applied to these consolidated financial statements.

The Company adopted IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and revenue recognition policy for multiple-element transactions based on SAB 101 “Revenue Recognition in Financial Statements” (“SAB 101”) in 2001. The financial effects of adopting these standards were reported in the previous year’s consolidated financial statements.

- # -

3.

Principal Accounting Policies (cont.)

3.2.

Group Accounting

These consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

All intercompany balances and transactions are eliminated in consolidation.

On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V.  PTC International Finance B.V. has no subsidiaries on its own.

On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

Additionally, the Company acquired 125 fully-paid shares with a par value of EUR 1,000 each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V.  thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

3.3.

Measurement Currency

The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN").  The majority of the Company’s receivables, large part of its short- term liabilities and some of long-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

3.4.

Property, plant and equipment

Property, plant and equipment are shown at historical cost less accumulated depreciation.

The costs of property, plant and equipment include borrowing costs - interests and foreign exchange differences to the extent that they are regarded as an adjustment to interest resulting from payments or valuation of liabilities financing the relevant property, plant and equipment acquisition or construction.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is expected that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. The renovations are depreciated over the remaining useful life of the related asset.

3.

Principal Accounting Policies (cont.)

3.4.

Property, plant and equipment (cont.)

Depreciation is calculated using the straight-line method over the estimated useful life of the assets. The following depreciation rates have been applied:

	Annual rate in %	Estimated Useful Lives in years

Buildings under capital lease	2.5%	40
Other buildings	4.0%	25
Plant and equipment	10.0 - 33.0%	3 - 10
Motor vehicles	12.5 - 30.0%	3 - 8
Other	10.0 - 30.0%	3 - 10
Leasehold improvements (operating lease)		lease term
Land	not depreciated

Where carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Effective January 2002 the Company changed prospectively the expected useful lives for part of network fixed assets (plant and equipment, part of other buildings) and non-network other fixed assets (i.e. modems, UPS equipment and other).

Changes in depreciation rates were as follows:

from

to

-

network fixed assets

  4.0 – 12.5%

10.0 – 25.0%

-

non-network other fixed assets

10.0 – 20.0%

12.5 – 33.0%

If the new rates had been applied for the years ended December 31, 2001 and 2000, the depreciation expense for those periods would have increased by PLN 80,870 and PLN 53,694, respectively.

3.

Principal Accounting Policies (cont.)

3.5.

Intangible Fixed Assets

Licenses

Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the license value during its development period. The cost of UMTS license includes also interests on liabilities financing the license acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licenses are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 license – over 14.5 years (173 months), GSM 1800 license – over 14.5 years (174 months) and UMTS license will be amortized over the period of usage from the date of the operational start-up of the underlying services. For further disclosure see Note 15.

Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with development of identifiable and unique software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development cost recognized as assets are amortized using the straight-line method over their useful lives which is from 2 to 5 years for office software and from 1.2 to 10 years for network software.

Other intangible assets

Expenditure to acquire patents, trademarks and licences other than telecommunication licenses is capitalized and amortized using the straight-line method over their useful life, but not exceeding 10 years.

3.6.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use.

Recoverable amount is estimated for an individual asset or, if it is not possible to do so, it is determined for cash-generating unit to which asset belongs.

3.

Principal Accounting Policies (cont.)

3.7.

Debtors

Amounts due from debtors are measured at cost net of provisions for doubtful accounts.
The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

3.8.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using weighted average cost formulas.

The Company writes down the cost of inventories to net realizable value by setting adequate provisions netted with the related inventory balance. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines.

The current or planned promotions do not affect provisions for handset inventory.

3.9.

Leasing

The Company acquired its head-office premises under finance lease conditions and initially recognized assets and liabilities in the balance sheet at amounts equal to the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Company’s incremental borrowing rate was used.

The interest element of the leasing finance cost is charged to the income statement over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps – see Notes 3.14 and 23) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also “Property, plant and equipment held under capital lease” in Note 14, “Finance lease” in Note 19c.

3.10.

Borrowings

a.

Notes

The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 19a). The Notes were recognized at fair value of consideration received less transaction costs plus call options initial value .. They are amortized according to effective interest rates. Any difference between proceeds (net of transaction costs) and the redemption value including the initial value of options, if bifurcated, is recognized in the income statement over the period of the borrowings.

b.

Bank Credit Facility

Bank Credit Facility was initially recognized at the proceeds received and is subsequently recorded at costs plus accrued interest (see Note 19b). Transaction costs attributable to Bank Credit Facility are classified as intangible assets.

3.

Principal Accounting Policies (cont.)

3.11

Advertising expense

The Company charges the cost of advertising to expense as incurred.

3.12.

Deferred income tax

Deferred income tax is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its taxable base.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

3.13

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

3.14.

Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The Company recognizes derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of a forecasted transactions (cash flow hedge) (see Note 5a). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

3.

Principal Accounting Policies (cont.)

3.14.

Derivatives (cont.)

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately.

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset ( or its portion) .. A derivative financial liability (or its part) is removed from its balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23.

3.15.

Measurement base for financial assets and liabilities

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

3.

Principal Accounting Policies (cont.)

3.15.

Measurement base for financial assets and liabilities (cont.)

The table below presents the measurement categorization of financial assets and liabilities

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents, Derivatives: forward contracts, Note options, Index swaps	Fair value Fair value model using market data
Held to maturity	Short-term investments	Amortized cost
Loans and receivables originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

3.16.

Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

The Company set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations (see Note 3.1).

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue.  The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

3.

Principal Accounting Policies (cont.)

3.16.

Revenue recognition (cont.)

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)
	Separable	Non-separable
Accounting treatment	Activation represents up-front non-refundable fee. Handset is sold separately from the rest of the multi-element contract	Handset, activation and service are treated as multi-element contract that is non-separable.
Revenue recognition	Activation and handset revenue is recognized immediately.	Multiple Element Revenue: Activation and handset revenue is deferred over average expected life of the customer.
Cost recognition	Cost of the activation card and handset is recognized immediately.

Multiple Element Cost:

Cost of activation card and cost of handset equal to activation and handset revenue is deferred over average expected life of the customer.  The excess of the costs over revenues is immediately expensed.

Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

3.17.

Transactions in foreign currencies

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of the Company’s subsidiaries as being integral to the Company’s operations are translated using the same standards and procedures as if the transactions had been those of the Company itself.

Starting January 1, 2002 the Company changed foreign exchange rules used for measurement of assets and liabilities denominated in foreign currencies. The assets are translated using the bid foreign exchange rates and the liabilities are translated using the offer foreign exchange rates of the dominant bank serving the Company. The rules are not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

The change was initiated by the changes in PAS due to amendments enacted in the Polish Accounting Act. The Company has decided to apply those more precise rules under IFRS.

3.

Principal Accounting Policies (cont.)

3.18.

Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

3.19.

Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. The reclassifications were not significant and did not affect the income statements ..

3.20.

Capital

Additional paid-in capital is classified in the equity as the probability of its payback to the shareholders is low and depends on certain law and contractual restrictions.

4.

Events after the balance sheet date

On January 20, 2003 the Company has been informed that TP SA lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little (see also Note 2).

5.

Financial risk management

The Company’s treasury function is responsible for managing financial risk in accordance with the Company’s hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below.

The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Supervisory Board.

The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board must approve any actions taken to hedge transaction risk.

5.

Financial risk management (cont.)

a.

 Foreign exchange risk

A significant proportion of the financing liabilities of the Company is denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and book value of the Company in PLN terms.

The treasury function manages the foreign exchange exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (“Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (“Uncommitted Exposures”).

Hedge activities are undertaken on the basis of short- to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures by range of means agreed by the Management Board and the Supervisory Board on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing they are in compliance with hedging policy and constitute an integral part of annually accepted hedging strategies.

The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

-

forward and non-delivery forward transactions (“NDF contracts/transactions”),

-

currency swaps,

-

cross-currency interest rate swaps (“CC swaps”),

-

foreign exchange options.

The Company hedges its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes by concluding CC swaps (see Notes 3.14 and 23).

The Company hedges its medium-term foreign exchange exposure arising from possible repayments of a part of principal on EUR denominated Notes on the respective first call dates by concluding foreign exchange forward subordintated to Bank Credit Facilities (see Notes 19b and  23).

In respect of short-term hedging the Company entered into a series of foreign exchange forward and NDF contracts together with foreign exchange options to reduce volatility of current operating and financial cash flows resulting from foreign exchange rate fluctuations (see Note 23).

The Company applied hedge accounting to its long-term and medium-term activities and did not apply hedge accounting to short-term contracts.

5.

Financial risk management (cont.)

b.

 Interest rate risk

The Company is exposed to interest rate risk related to short- and long-term credit facilities. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The Company’s interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities outstanding as at December 31, 2002 based on fixed interest rate are as follows (see Note 19a):

-

the 10 ¾   Notes with a face value of USD 126,215,000

-

the 11 ¼   Notes with a face value of USD 150,000,000

-

the 11 ¼   Notes with a face value of EUR 282,750,000

-

the 10 ⅞   Notes with a face value of EUR 187,500,000

Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see
Note 19b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months.  The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. The Company has limited risk of such a scenario by series of prepayment options embedded into all Notes (“Note options”).

The Company’s interest rate exposure is managed by:

-

varying the maturity periods of investments and borrowings,

-

varying the proportions of debt which bears interest on a fixed and a floating basis,

-

varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above, the Company may, in line with its hedging policy enter into the following interest rate hedging transactions:

-

forward rate agreements (FRAs),

-

interest rate swaps,

-

interest rate options (caps, floors, collars).

c.

Credit risk

Commercial credit risk

The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company’s trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base.

5.

Financial risk management (cont.)

c.

Credit risk (cont.)

Commercial credit risk (cont.)

The Company maintains provisions for potential credit losses and such losses in the aggregate, have not exceeded Management’s expectations. With the exception of TP SA, which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

The balance of receivables as at December 31, 2002, representing the total net commercial credit risk exposure as at this date, is presented in Note 12.

Financial credit risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

The balance of financial assets, short-term investments and other financial assets as at December 31, 2002, representing the total financial credit exposure, is presented in Notes 11 and 16.

6.

Net sales

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Service revenues and fees	4,753,445	4,123,555	3,460,579
Sales of telephones and accessories	176,379	221,341	224,144
	-------------------	-------------------	--------------------
	4,929,824	4,344,896	3,684,723
	===========	===========	============

The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland). The main sources of the Company’s revenue are airtime tariffs, consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for calls that originate or terminate in the Company’s network, and calls placed by the Company’s subscribers on foreign networks (“roaming calls”).

7.

Costs and expenses

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Cost of sales:
Cost of services sold	2,018,636	1,778,687	1,383,893
Cost of sales of telephones and accessories	970,557	948,750	902,533
	------------------	-----------------	------------------
	2,989,193	2,727,437	2,286,426

Operating expenses:
Selling and distribution costs	545,404	585,463	576,318
Administration and other operating costs	244,711	199,966	189,698
	------------------	----------------	-----------------
	790,115	785,429	766,016
	-------------------	-------------------	-------------------
	3,779,308	3,512,866	3,052,442
	===========	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 147,133, PLN 129,053 and PLN 102,868 for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

The following costs and expenses were included in cost of sales:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services	1,083,417	869,995	895,452
Merchandise sold	969,642	949,805	815,227
Depreciation and amortization	822,993	790,796	476,011
Staff costs	80,626	81,315	71,091
Other	32,515	35,526	28,645
	-------------------	-------------------	-------------------
	2,989,193	2,727,437	2,286,426
	===========	===========	===========

7.

Costs and expenses (cont.)

The following costs and expenses were included in selling and distribution costs:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services including advertising costs	252,651	292,367	259,124
Staff costs	183,887	158,700	127,043
Depreciation and amortization	58,441	40,213	22,491
Other including bad debt expense	50,425	94,183	167,660
	----------------	----------------	---------------
	545,404	585,463	576,318
	=========	====== ===	=========

The following costs and expenses were included in administration costs:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services	103,437	87,100	80,076
Staff costs	84,031	77,904	70,366
Depreciation and amortization	28,549	19,563	21,203
Other	28,694	15,399	18,053
	----------------	----------------	----------------
	244,711	199,966	189,698
	=========	== ========	=========

8.

Interest and other financial income

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Gains on valuation of derivatives (see Note 23)	130,081	81,944	-
Foreign exchange gains	119,191	207,911	185,195
Interest income	17,182	26,761	41,930
	---------------	---------------	---------------
	266,454	316,616	227,125
	=========	=========	=========

9.

Interest and other financial expenses

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Interest expense	44 6 , 67 3	496,300	543,510
Foreign exchange losses	344,551	54,020	105,271
Losses on valuation of derivatives (see Note 23)	50,115	144,226	67,884
Other financial expenses	6,793	-	-
	---------------	---------------	----------------
	848,132	694,546	716,665
	=========	=========	=========

10.

Taxation

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Polish current tax benefit	402	-	802
Polish deferred tax charge	(220,744)	(25,460)	(33,186)
Foreign current tax charge	(2,020)	(1,419)	(970)
	-----------------	----------------	----------------
Tax charge	(222,362)	(26,879)	(33,354)
	==========	=========	=========

Tax loss carry forwards available as at December 31, 2002 amounted to PLN 513,552. The loss can be offset against taxable income, during the next four fiscal years after December 31, 2002 but no more than 50 percent of one year’s tax loss carried forward.

According to the Polish tax regulations, the tax rates in effect in 2002 and 2001 were 28% for both years and 30% for year 2000. The tax rate for 2003 and following years is to be 27% (see Note 2).

10.

Taxation (cont.)

The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Profit before taxation	568,838	454,100	142,741

Tax rate	28%	28%	30%
	-----------------	-----------------	-----------------
Tax charge using statutory rate	(159,274)	(127,148)	(42,822)

Non-taxable differences	(15,649)	12,309	(19,256)

Change in temporary differences for which realization is not probable	10,871	32,653	(712)

Effect of different tax rates and rules in foreign entities	803	1,881	4,685

Change in tax rates	(68,184)	51,803	23,343

Refiling of previous years’ tax return	402	-	802

Adjustments to deferred taxes	8,669	1,623	606

	-----------------	---------------	----------------
Tax charge	(222,362)	(26,879)	(33,354)
	==========	=========	=========

The deferred tax income credited to equity after reclassification a part related to CC swaps to the income statement was PLN 4,703 in 2002 and PLN 27,346 in 2001.

1.

Taxation (cont.)

	Year ended December 31, 2002	Year ended December 31, 2001

Deferred tax assets in Poland:
Tax loss carry forward	138,659	227,661
Bad debt provision	71,524	82,807
Accrued interest	37,729	49,864
Unrealized foreign exchange loss, net	1,661	-
Accrued expenses	51,040	52,672
Financial instruments, net	27,449	46,530
Inventory provision	9,094	7,398
Accrued advertising	5,677	7,847
	----------------	---------------
	342,833	474,779

Temporary differences for which realization is not probable (“valuation allowance”)	(46,568)	(54,585)
	---------------	--------------
	296,265	420,194
Deferred tax liabilities in Poland:
Book versus tax basis of GSM /UMTS licenses	(498,295)	(386,037)
Book versus tax basis of fixed assets	(66,141)	(62,794)
Unrealized foreign exchange gain, net	-	(23,484)
	----------------	----------------
Net deferred tax liability	(268,171)	(52,121)
	==========	=========

The amounts of valuation allowance as at December 31, 2002 and December 31, 2001 consist primarily of the bad debt provision for which tax deductibility is yet uncertain.

11.

Short-term investment and other financial assets

	As at December 31, 2002	As at December 31, 2001

Trade contract derivatives	8,445	6,822
Index swaps	3,698	-
Treasury Bills	-	91,456
	---------------	---------------
	12,143	98,278
	=========	=========

Trade contract derivatives represent short-term portion of the derivatives separated from trade contracts (see also Notes 3.14 and 16).

Index swaps represent short-term portion of the derivatives bifurcated from Finance lease (see Notes 3.9, 3.14, 19c and 23).

The Treasury Bills represented short-term portion of US Treasury and German Treasury Bills which were a part of an escrow fund established to secure payment of interest on
11 ¼% Notes till June 1, 2002.

12.

Debtors and prepayments

	As at December 31, 2002	As at December 31, 2001

Trade debtors and accrued revenue	710,130	671,621
Prepaid expenses	18,412	19,541
Other debtors	10,427	19,078
Amounts due from State Treasury	2,213	11,908
Accounts receivable from shareholders	1,332	614
	-----------------	-----------------
	742,514	722,762
Provision for doubtful debtors	(121,765)	(183,940)
	-----------------	-----------------
	620,749	538,822
	==========	==========

Movements of the provision for doubtful debtors is as follow:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000

Opening balance	(183,940)	(221,821)	(166,834)
Increase	(86,333)	(138,842)	(170,748)
Write off	91,399	105,507	91,637
Release	57,109	71,216	24,123
	------------------	-------------------	-------------------
Closing balance	(121,765)	(183,940)	(221,821)
	===========	===========	===========

13.

Inventory

	As at December 31, 2002	As at December 31, 2001

Telephones	172,948	117,653
Network spare parts and accessories	95,353	75,884
	----------------	----------------
	268,301	193,537
Inventory provision	(33,756)	(26,423)
	---------------	---------------
	234,545	167,114
	=========	=========

14.

Property, plant and equipment

	As at December 31, 2002	As at December 31, 2001

Land and buildings	224,546	186,473
Plant and equipment	2,544,135	2,821,953
Motor vehicles	17,343	18,800
Other fixed assets	537,254	548,470
Construction in progress	115,408	208,114
	------------------	------------------
	3,438,686	3,783,810
	===========	===========

During the year ended December 31, 2002 the Company capitalized PLN 5,459 of foreign exchange losses, PLN 10,127 of interest expense and PLN 504 of hedging expense and during the year ended December 31, 2001 the Company capitalized PLN 6,817 of foreign exchange gains, PLN 15,116 of interest expense and PLN 187 of hedging expense.

The effective capitalization rate used to determine borrowing costs to be capitalized was 19.0% in 2002 and 8.5% in 2001.

The movement in each year was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 2001	200,062	3,293,697	28,727	468,801	201,122	4,192,409
Additions	35	-	-	8,881	912,561	921,477
Transfers	-	709,370	13,698	164,274	(887,342)	-
Disposals	-	(7,450)	(7,204)	(10,930)	(18,227)	(43,811)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at December 31, 2001	200,097	3,995,617	35,221	631,026	208,114	5,070,075
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at January 1, 2001	8,690	605,029	16,271	48,328	-	678,318
Charge	4,934	571,670	7,076	44,510	-	628,190
Transfer	-	1,108	5	(1,113)	-	-
Disposals	-	(4,143)	(6,931)	(9,169)	-	(20,243)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at December 31, 2001	13,624	1,173,664	16,421	82,556	-	1,286,265
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2001	186,473	2,821,953	18,800	548,470	208,114	3,783,810
	=========	==========	========	========	=========	==========

14.

Property, plant and equipment (cont.)

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at January 1, 2002	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	116	-	-	5,949	353,082	359,147
Transfers	46,492	325,242	7,412	61,973	(440,755)	364
Disposals	-	(82,363)	(4,683)	(2,677)	(5,033)	(94,756)
	---------------	----------------	--------------	--------------	----------------	-----------------
As at December 31, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830
	---------------	----------------	--------------	--------------	---------------	-----------------
Depreciation
As at January 1, 2002	13,624	1,173,664	16,421	82,556	-	1,286,265
Charge	5,989	582,906	8,528	78,523	-	675,946
Transfer	2,546	(3,016)	-	527	-	57
Disposals	-	(59,193)	(4,342)	(2,589)	-	(66,124)
	----------------	----------------	----------------	----------------	-----------------	------------------
As at December 31, 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
	----------------	----------------	----------------	----------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	=========	==========	==========	==========

During year 2002 the Company performed a count of all network fixed assets. The final results of the count showed a surplus of PLN 1.9 million and a shortage of PLN 2.3 million (presented net as decrease of other cost of sales).

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at December 31, 2002			As at December 31, 2001

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	19 7 , 806	990
Accumulated depreciation	-	(18,848)	(338)	-	(13,903)	(240)
	----------	--------------	-----------	----------	-------------	----------
Net	6,293	178,958	652	6,293	183,903	750
	======	========	======	======	========	======

As at January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at December 31, 2002 gross value and accumulated depreciation of the improvements amounted to PLN 4 1,430 and
PLN 3,069 , respectively.

15.

Intangible fixed assets

	As at December 31, 2002	As at December 31, 2001

GSM and UMTS licenses	2,335,836	2,143,111
Computer and network software	287,323	240,402
Trademark	118	132
Transaction costs	27,853	29,165
	-------------------	-------------------
	2,651,130	2,412,810
	===========	===========

During the year ended December 31, 2002 the Company capitalized to intangible fixed assets PLN 104,142 of foreign exchange losses, PLN 160,316 of interest expense and PLN 5,394 of hedging expenses and during the year ended December 31, 2001 the Company capitalized to intangible fixed assets PLN 101,873 of foreign exchange gains, PLN 153,808 of interest expense and PLN 1,428 of hedging expenses.

The effective annual capitalization rate for the whole period of capitalization from 2000 for external borrowing (i.e. excluding interest and foreign exchange rates from revaluation of UMTS license liability) was 15.8%.

The Company has no intangible assets generated internally.

The movement in each year was as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 2001	2,395,499	253,297	206	-	2,649,002
IAS 39 adjustments	-	-	-	16,553	16,553
	----------------	----------------	------------------	------------------	--------------------
As at January 1, 2001	2,395,499	253,297	206	16,553	2,665,555
Additions	-	222,168	-	34,254	256,422
Disposals	-	(6,524)	-	(15,670)	(22,194)
Capitalization of borrowing costs	53,363	-	-	-	53,363
	-----------------	----------------	------------------	-----------------	-------------------
As at December 31, 2001	2,448,862	468,941	206	35,137	2,953,146
	-----------------	----------------	------------------	-----------------	------------------
Amortization
As at January 1, 2001	228,624	106,147	60	-	334,831
IAS 39 adjustments	-	-	-	5,217	5,217
	-----------------	-----------------	------------------	-----------------	-------------------
As at January 1, 2001	228,624	106,147	60	5,217	340,048
Charge	77,127	128,816	14	16,425	222,382
Disposals	-	(6,424)	-	(15,670)	(22,094)
	----------------	-----------------	------------------	-----------------	-------------------
As at December 31, 2001	305,751	228,539	74	5,972	540,336
	-----------------	----------------	------------------	-----------------	------------------
Net book value as at December 31, 2001	2,143,111	240,402	132	29,165	2,412,810
	==========	==========	==========	==========	==========

15.

Intangible fixed assets (cont.)

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at January 1, 2002	2,448,862	468,941	206	35,137	2,953,146
Additions	-	197,480	-	7,913	205,393
Transfers	-	(364)	-	-	(364)
Disposals	-	(36,100)	-	-	(36,100)
Capitalization of borrowing costs	269,852	-	-	-	269,852
	-----------------	----------------	----------------	----------------	-----------------
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at January 1, 2002	305,751	228,539	74	5,972	540,336
Charge	77,127	150,157	14	6,739	234,037
Transfers	-	(57)	-	-	(57)
Disposals	-	(36,005)	-	-	(36,005)
Other	-	-	-	2,486	2,486
	----------------	----------------	-----------------	----------------	------------------
As at December 31, 2002	382,878	342,634	88	15,197	740,797
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	===========

Licenses

The balance of GSM and UMTS licenses consists of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.

The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period one year prior to its expiration date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 218 million, which was fully paid by December 31, 2001.

The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions, the Company believes that it is currently in compliance with all of the GSM 900 license conditions.

The GSM 1800 license was acquired on August 11, 1999 and has been in use since
March 1, 2000. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 100 million, which was fully paid till December 31, 2002.

15.

Intangible fixed assets (cont.)

Licenses (cont.)

Similar to the GSM 900 license, the GSM 1800 license requires that the Company meets certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that the Company attains geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. The Company has already exceeded this level of coverage and complies with the dropped call rate criteria.

On September 29, 2000 the Minister of Communications granted the Company a license to lease the telecommunication lines in the Company’s network, including a permit to install and utilize telecommunication equipment and network (“the Lease Lines License”). The Lease Line License is valid for 15 years from the date when it was delivered to the Company and has been valued at the nominal value as the license fee was paid in a single installment.

On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band (“the UMTS license”). The UMTS license is valid for 22 years from the date of acquisition. The Company is required to pay to the Polish government a fee equal to the PLN equivalent of EUR 650 million, which is payable in 22 installments. For further disclosure of liability balance see Note 19d.

The UMTS license requires the Company to attain 20% population coverage by the end of 2005 and 40% population coverage by the end of 2008 (see Note 2).

The above-described GSM 900 license, GSM 1800 license, UMTS license and the Lease Lines licenses are not transferable assets.

16.

Financial assets

	As at December 31, 2002	As at December 31, 2001

Note options	127,029	82,860
Trade contract derivatives	38,207	23,125
Forward contracts	5,638	-
CC swaps	414	-
	----------------	----------------
	171,288	105,985
	=========	=========

Note options are prepayment options separated from the Notes. The increase in the balance compared to December 31, 2001 was mainly caused by an increase of Note market price (see also Notes 3.14 and 23).

Trade contract derivatives are separated from trade contracts denominated or linked to currency, which (i) is not the currency of the primary economic environment in which any substantial party to contract operates or (ii) is not a currency in which the price of the related good or service is routinely denominated in international commerce.

17.

Deferred costs and Other long-term assets

	As at December 31, 2002	As at December 31, 2001

Multiple-element transaction costs	76,011	69,523
Other	4,939	-
	---------------	---------------
	80,950	69,523

Other long-term assets	1,141	4,600
	---------------	---------------
	82,091	74,123
	=========	=========

Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3.16).

18.

Current liabilities

	As at December 31, 2002	As at December 31, 2001 (reclassified)

Accounts payable
Trade creditors	154,808	143,884
Construction payables	125,728	139,817
Accounts payable to shareholders	4,741	2,920
	-----------------	-----------------
	285,277	286,621

Amounts due to State Treasury	57,756	46,184

Interest-bearing liabilities
Interest accrued on Notes	76,483	47,428
Interest accrued on Bank Credit Facilities	26,557	60,729
Finance lease payable (see Note 19c)	18,070	21,802
Overdraft facilities	12	-
GSM and UMTS licenses liability (see Note 19d)	-	55,747
Index swaps (see Notes 3.9, 3.14, 19c and 23)	-	4,723
	-----------------	-----------------
	121,122	190,429

Accruals (see Note 20)	185,569	123,686

Deferred income and other liabilities
Deferred income	153,100	123,005
CC swaps (see Notes 3.14 and 23)	43,051	5,909
Forward contracts (see Notes 3.14 and 23)	22,258	88,473
Social fund	3,603	2,920
Deposits from subscribers	1,969	3,815
Payroll	377	138
	-----------------	-----------------
	224,358	224,260
	-----------------	-----------------
	874,082	871,180
	==========	==========

The social fund is an employer’s obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

19.

Long-term liabilities

	As at December 31, 2002	As at December 31, 2001

Interest-bearing liabilities
Long-term Notes	2,950,039	3,258,680
Bank Credit Facilities	990,217	1,288,594
GSM and UMTS licenses liability	438,550	342,692
Finance lease payable	164,045	174,112
Index swaps (see Notes 3.9, 3.14, 19c and 23)	40,514	19,855
	--------------------	---------------------
	4,583,365	5,083,933

Non-interest-bearing liabilities
CC swaps (see Notes 3.14 and 23)	89,148	124,299
Multiple-element transaction revenue	76,011	69,523
	-------------------	--------------------
	165,159	193,822

Deferred tax liability (see Note 10)	268,171	52,121

Provisions for liabilities and charges (see Note 20)	21,740	20,652
	--------------------	--------------------
	5,038,435	5,350,528
	============	============

19.

Long-term liabilities (cont.)

a.

Notes

The Company is full and unconditional guarantor of the following Notes issued by its subsidiaries. The net proceeds from the Notes were loaned to the Company.

	10 ¾% Notes	11 ¼% Notes	11 ¼% Notes	10 ⅞% Notes

Issuance date	July 1, 1997	November 23, 1999	November 23, 1999	May 8, 2001

Issuer	PTC International Finance B.V.	PTC International Finance II S.A.	PTC International Finance II S.A.	PTC International Finance II S.A.

Nominal value	USD 126* million	EUR 283** million	USD 150 million	EUR 188 *** million

Coupon	10 ¾	11 ¼	11 ¼	10 ⅞

Interest payment	on each July 1 and January 1 from 2003	on each June 1 and December 1	on each June 1 and December 1	on each January 31 and July 31

Maturity date	July 1, 2007	December 1, 2009	December 1, 2009	May 1, 2008

Registered	in the United States (SEC)	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange

Market price as at December 31, 2002 (% of nominal value)	105.00	106.00	107.00	105.00

Carrying amount as at December 31, 2002 (including interest)	517,385	1,145,862	575,586	787,689

*   On August 20, 2002 the Company called 50.15% of 10 ¾% Notes of a principal amount of USD 126,988 thousand of its aggregated USD 253,203 thousand. The redemption price was 105.375% plus accrued interest. The holders of redeemed bonds were chosen by random selection.

**  In August 2002 the Company repurchased on the market 5.75% of the total principal amount of the 11 ¼% Notes of EUR 17,250 thousand. The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange ..
The amount of EUR 282,750 thousand of the 11 ¼% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

*** In August 2002 the Company repurchased on the market the principal amount of
EUR 12,500 thousand of the 10 ⅞% Notes (6.25% of the total principal amount).
The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange .. The amount of EUR 187,500 thousand of the 10 ⅞% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

19.

Long-term liabilities (cont.)

a.

Notes (cont.)

The total financial cost related to partial redemption of the 10 ¾% Notes and open market buy backs of EUR 11 ¼% Notes  and 10 ⅞% Notes amounted to PLN 33,679. At the same time the Company expensed the proportional parts of embedded derivatives to the respective Note call options in the amount of PLN 8,102.

The Company has right to the following call options embedded in the respective Notes:

	10 ¾% Notes	11 ¼% Notes	10 ⅞% Notes

Period 1

Date	July 1, 2002 – July 1, 2007	December 1, 2004 – December 1, 2009	May 1, 2005 – May 1, 2008

Redemption amount	in whole or in part	in whole or in part	in whole or in part

Redemption price range	105.375% – 100.00% of nominal value	105.625% – 100.00% of nominal value	105.438% – 100.00% of nominal value

Period 2

Date	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in 2000.	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in the last quarter of 2002.	May 8, 2001 – May 1, 2004

Redemption amount			any amount up to 35% of the outstanding principal amount

Redemption price range			110.875% of nominal value

Fair value of the Notes call options is presented in Note 23.

The Notes have also the put options, which may be exercised (in any part) at 101% of nominal value by the Noteholders if a change of control event occurs. Change of control events are when : (1) if any person of group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders and as a consequence at least two notches decline in the rating of the Notes or the rating withdrawal, (2) substantially all the assets of the Company are sold or (3) certain changes in Supervisory Board.

19.

Long-term liabilities (cont.)

b.

Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001) – together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

As at December 31, 2002 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 990 million, which consisted in full of the domestic tranche (equivalent of EUR 257.5 million at the drawndown foreign exchange rate).

The main terms of the Main Bank Facility Agreement are as follows:

Facilities limits

equivalent of EUR 550 million available under two tranches: foreign exchange tranche amounting to EUR 292.5 million and domestic tranche of EUR 257.5 million available in PLN

Interests

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date

quarterly reduction in facility limit starting

from September 30, 2004 to February 20, 2006.

The main terms of the amended Supplemental Bank Facility Agreement are as follows:

Facilities limits

equivalent of EUR 150 million available under two tranches: foreign exchange tranche amounting to EUR 20 million and domestic tranche of EUR 130 million available in PLN

Interests

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date

reduction in facility limit starting from September 30, 2005 to March 31, 2007.

As at December 31, 2002 the Supplemental Bank Facility was not drawn.

In addition under Bank Credit Facilities the Company is obliged to satisfy as at December 31, 2002 the following covenants:

-

Senior Debt to EBITDA* at the level below 4.0:1.0

-

EBITDA to Interest Expense on Senior Debt at the level not less than 3.0:1.0

-

EBITDA to Interest Expense on Total Debt at the level not less than 2.0:1.0

*EBITDA is an operating profit increased by the amortization and depreciation expenses.

As at the balance sheet date the Company met these covenants with comfortable margin.

19.

Long-term liabilities (cont.)

c.

Finance lease

On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land (“Finance lease”). The headquarters lease obligation is denominated in USD and payable in PLN. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease not sooner than on April 30, 2013 and not later than by the July 31, 2013 (the value of the purchase option calculated as the leased space multiplied by the price per square meter amounts to USD 11,825).

The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company’s borrowing rate for USD as at the date of acquisition of the leased assets.

The timing and values of lease payments are presented below.

The future value payments under finance leases as at December 31, 2002 include future indexing of minimal lease payments.

	As at December 31, 2002
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,956	16,584	14,372	18,070	(3,698)
Later than 1 year and not later than 5 years	133,388	84,177	49,211	54,335	(5,124)
Later than 5 years	253,828	98,480	155,348	109,710	45,638
	----------------	-----------------	----------------	-----------------	---------------
	418,172	199,241	218,931	182,115	36,816
	=========	==========	=========	==========	=========

	As at December 31, 2001
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	31,208	4,683	26,525	21,802	4,723
Later than 1 year and not later than 5 years	134,480	64,481	69,999	61,394	8,605
Later than 5 years	299,760	175,792	123,968	112,718	11,250
	----------------	-----------------	-----------------	-----------------	-----------------
	465,448	244,956	220,492	195,914	24,578
	=========	==========	=========	==========	==========

19.

Long-term liabilities (cont.)

d.

License fee payables

The fees for the Company’s GSM 900, GSM 1800 and UMTS licenses were denominated in EUR and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.06% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company’s borrowing rate for EUR as at the date of acquisition of the licenses. As at December 31, 2002 the fair value of the UMTS license liability amounted to PLN 442 million. The fair value was calculated as discounted future payments at current market interest rates. As at that date there was no GSM 900 or GSM 1800 license liability outstanding.

The maturity of license fee payable as at December 31, 2002 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	45,000	29,477	118,502
Over 5 years	345,000	79,610	320,048
	----------------	----------------	----------------
	390,000	109,087	438,550
	=========	=========	=========

The maturity of license fees payable as at December 31, 2001 were as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Not later than 1 year (see Note 18)	16,716	15,829	55,747
Later than 1 year and not later than 5 years	30,000	18,509	65,187
Later than 5 years	360,000	78,794	277,505
	----------------	----------------	----------------
	406,716	113,132	398,439
	=========	=========	=========

20.

Accruals and Provisions for liabilities and charges

	As at December 31, 2002	As at December 31, 2001

Accruals	185,569	123,686

Provisions for liabilities and charges
Provision for loyalty program
Opening balance	20,652	12,908
Increase	13,498	15,144
Decrease	(12,410)	(7,400)
	----------------	----------------
Closing balance	21,740	20,652
	=========	=========

The balance of accruals includes mainly operating costs not invoiced and employee bonuses.

21.

Capital

	As at December 31, 2002	As at December 31, 2001

Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each	471,000	471,000
Additional paid-in capital	409,754	409,754
	----------------	----------------
	880,754	880,754
	==========	==========

22.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

As at and for the year ended December 31, 2002	As at and for the year ended December 31, 2001	As at and for the year ended December 31, 2000 (restated)

Elektrim S.A.

Inter-company receivables	-	93	132
Inter-company payables and accruals	25	23	224
Inter-company sales	310	741	839
Inter-company purchases	242	272	1,990

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company payables and accruals	368	-	-
Inter-company sales	161	38	-
Inter-company purchases	2,039	-	-

T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)

Inter-company receivables	1,332	521	1,063
Inter-company payables and accruals	6,447	2,897	1,524
Inter-company sales	23,809	24,365	19,670
Inter-company purchases	24,866	22,128	22,246

MediaOne International B.V. (“MediaOne”)

Inter-company purchases	-	278	7,834

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

23.

Derivative financial instruments

Type of derivative	Forward and option contracts	Note options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at January 1, 2002 asset/(liability)	(88,473)	82,860	(130,208)	(24,578)	29,947	(130,452)
Cash paid/(received) on realization	19,981	-	24,224	(4,565)	(6,667)	32,973
Changes in the fair value together with realization reported in the income statement	51,872	44,169	(31,404)	(7,673)	23,372	80,336
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	5,603	-	-	5,603
	--------------	-------------	--------------	--------------	--------------	--------------
Balance as at December 31, 2002 asset/(liability)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)
	========	========	========	========	========	========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Maturity of forward contracts is as follow:

	Currency	Notional value in currency	Carrying value asset/(liability)

Within 1 year	EUR	240 million	(22,258)
Between 1 and 2 years	EUR	80 million	2,898
Between 2 and 5 years	EUR	60 million	2,740
			----------------
			(16,620)
			=========

CC swaps are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

Issuance date	Notional in currency	Notional in PLN	PTC pays	PTC receives	Maturity date

April 4, 2001	EUR 60 million	217,140	PLN 15.20%	EUR 11 ¼%	December 1, 2007

May 21, 2001	EUR 90 million	314,640	PLN 15.26%	EUR 11 ¼%	December 1, 2007

May 23, 2001	EUR 100 million	344,890	PLN 13.96%	EUR 10 ⅞%	May 1, 2007

June 1, 2001	USD 75 million	298,837	PLN 14.79%	USD 11 ¼%	December 1, 2007

June 11, 2001	USD 125 million	496,438	PLN 13.52%	USD 10 ¾%	July 1, 2005

December 10, 2001	EUR 50 million	181,700	PLN 12.69%	EUR 10 ⅞%	May 1, 2007

December 10, 2001	EUR 75 million	271,650	PLN 13.56%	EUR 11 ¼%	December 1, 2007

The timing of cash flows related to CC swaps is the same as for Notes interest obligation.

24.

Financial commitments

a.

Operating leases (not included in liabilities)

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000

Not later than 1 year	112,563	118,654	101,280
Later than 1 year and not later than 5 years	354,935	361,141	303,480
Later than 5 years	210,353	257,698	213,054
	-------------------	-------------------	-------------------
	677,851	737,493	617,814
	===========	===========	===========

Unlimited agreements (yearly)	20,884	22,610	19,443

Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

b.

Capital equipment commitments (not included in liabilities)

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Authorized and contracted	166,982	393,841	970,532
Authorized and not contracted	574,057	709,780	1,487,877
	------------------	-------------------	---------------------
	741,039	1,103,621	2,458,409
	==========	===========	============

25.

Dividend restriction

The Company's statutory financial statements are prepared in accordance with Polish accounting regulations.  Dividends may only be distributed from the net profit reported in the unconsolidated Polish annual statutory financial statements.

As at the day of authorization of these consolidated financial statements the Company’s Shareholders’ Meeting has not made a decision of a distribution of profits ..

Dividend distribution is restricted mainly by Notes Agreements that require the Company to have Debt to Adjusted Consolidated Net Worth ratio at the level below 2.0:1.0, which is not satisfying at the moment.

26.

Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Balances deposited with banks:
Current accounts	13,127	10,416	14,669
Term deposits with original maturity of less than 90 days	40,482	25,609	14,033
Social fund cash	620	301	602
Cash on hand	183	185	161
	-----------------	-----------------	-------------------
	54,412	36,511	29,465
	==========	==========	===========

As at December 31, 2002 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 12 of foreign exchange losses, which were reported under interest and other financial expenses.

Non-cash transactions	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

UMTS license acquisition	-	-	1,279,147
Transfer of Shareholders’ Loan to capital	-	-	392,927

27.

Employment

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Headcount at the year end	3,702	3,684	3,132

28.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at December 31, 2002 and 2001, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at December 31, 2002		As at December 31, 2001
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	54	54	37	37
Short-term investments and other financial assets	12	12	98	99
Debtors and accrued revenue	600	600	507	507
Financial assets (long-term)	171	171	106	106

Financial Liabilities
Current liabilities and accruals	645	645	680	680
Long-term liabilities	4,531	4,758	5,055	5,073

Debtors and accrued revenue, current liabilities and accruals

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates as at the year-end balance sheet dates.

Cash and cash equivalents, short-term investments and financial assets (long-term)

The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term investments is based on quoted market values.

Long-term liabilities

The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

29.

Differences between IFRS and US GAAP

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net income under IFRS	346,476	427,221	109,387

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(109,601)	107,075	4,176
(b) Depreciation and amortization of foreign exchange differences	9,528	9,268	9,188
(c) Revenue recognition (SAB 101)	(45)	1,151	(1,589)
(d) SFAS 133/IAS 39	(62,217)	(28,072)	-
(f) Deferred tax on above	25,821	(8,367)	445
	-----------------	-----------------	-----------------
Net income under US GAAP before cumulative effect on accounting changes	209,962	508,276	121,607

Accounting changes adjustments:

(d) SFAS 133/IAS 39 implementation	-	(35,158)	-
(e) Transaction costs	-	7,220	-
(f) Deferred tax on above	-	6,470	-
	-----------------	----------------	----------------
Net income under US GAAP	209,962	486,808	121,607
	==========	==========	=========

Reconciliation of comprehensive income:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net income under US GAAP	209,962	486,808	121,607

Other comprehensive gain/(loss) (Hedge Reserve)	4,408	(96,955)	-
	------------------	------------------	------------------
Total comprehensive income under US GAAP	214,370	389,853	121,607
	==========	==========	==========

29.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Consolidated shareholders’ equity under IFRS	1,352,527	995,745	686,947

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(101,590)	8,011	(99,064)
(b) Depreciation and amortization on above	41,761	32,233	22,965
(c) Revenue recognition (SAB 101)	(483)	(438)	(1,589)
(d) SFAS 133/IAS 39	(90,289)	(56,869)	-
(f) Deferred tax on above	17,899	(1,299)	445
(h) Hedge reserve	(5,898)	-	-
	--------------------	----------------	----------------
Consolidated shareholders’ equity under US GAAP before cumulative effect on accounting changes	1,213,927	977,383	609,704

Accounting changes adjustments:

(d) SFAS 133/IAS 39 implementation	-	28,797	-
(e) Deferred tax on above	-	(6,623)	-
	--------------------	------------------	-----------------
Consolidated shareholders’ equity under US GAAP	1,213,927	999,557	609,704
	============	==========	==========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

For property, plant and equipment under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 14). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 15).

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company’s consolidated financial statements are expensed under US GAAP.

29.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101)

As described in Note 3.1 the Company applied under IFRS certain principles of SAB 101 retrospectively.

Under US GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees are recognized immediately.

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for as  derivatives under IAS 39, while they are not recognized for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders’ equity.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities.    Under US GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001, PLN 83,645 as at December 31, 2001 and PLN 71,258 as at December 31, 2002.

29.

Differences between IFRS and US GAAP (cont.)

f.

D eferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 2002 the Company recognized PLN 234,320 of net current deferred tax asset (PLN 210,978 as at December 31, 2001 and PLN 47,574 as at December 31, 2000) and PLN 484,592 of net long-term deferred tax liability (PLN 271,021 as at December 31, 2001 and PLN 107,637 as at December 31, 2000).

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

g.

Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

h.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

i.

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

29.

Differences between IFRS and US GAAP (cont.)

j ..

New accounting standards

The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company’s consolidated financial statements.

The Company plans to implement Statements No. 143, Accounting for Asset Retirement Obligations (effective for fiscal years beginning after June 15, 2002), No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (effective for fiscal years beginning after May 15, 2002), No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective for exit and disposal activities initiated after December 31, 2002) and EITF 00-21 Accounting for Revenue Arrangements with Multiple Deliverables from January 1, 2003.

The Company has finished preparation for SFAS 143 introduction and assesses the impact of this new standard as immaterial to its financial statements. As at the time of authorization of the underlying financial statements potential effects of the introduction of EITF 00-21 has been under the Company’s investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

                                                               By: /s/ Wilhelm Stueckemann

   Wilhelm Stueckemann, Director of Network Operations

     By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

March 20,  2002